UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                  Amendment #7

                    Under the Securities Exchange Act of 1934


                        Navidec Financial Services, Inc.
                                 --------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                          ----------------------------
                         (Title of Class of Securities)


                                  ------------
                                 (CUSIP Number)

                                 John R. McKowen
                                 456 Madison St.
                             Denver, Colorado 80206

                                  (303)222-1000
                   --------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 27, 2007
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D/A


                                                      --------------------------
                                                           Page 2  of 6    Pages
                                                      --------------------------
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1       NAME OF REPORTING PERSON:

        John R. McKowen

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
---------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
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3       SEC USE ONLY

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4       SOURCE OF FUNDS       PF

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5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
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6       CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America
---------------------------------------------------------------------------


                        7      SOLE VOTING POWER
                               INCLUDING OPTIONS            2,957,129
           NUMBER OF    -------------------------------------------------
            SHARES      8      SHARED VOTING POWER
         BENEFICIALLY
          OWNED BY                                                  0
            EACH        -------------------------------------------------
          REPORTING     9      SOLE DISPOSITIVE POWER
           PERSON
            WITH               INCLUDING OPTIONS            1,957,129
                        -------------------------------------------------

                           10 SHARED DISPOSITIVE POWER
                                                                    0
---------------------------------------------------------------------------


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

(1) 1,476,181 shares of common stock; and (ii) options presently exercisable to purchase 1,480,948 shares of common stock at an exercise price of $1.25 per share.

---------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                     [ ]

---------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


1) 18.4% Common Stock before option exercise by reporting person.
2) 37% Assuming exercise of all options held by reporting person.


---------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON IN
---------------------------------------------------------------------------

                                                      --------------------------
                                                           Page 3  of 6    Pages
                                                      --------------------------
Item 1.    Security and Issuer.

     This amended statement on Schedule 13D/A relates to shares of common stock, $0.001 par value, of Navidec Financial Services, Inc., a Colorado corporation ("NFS"). The address of the principal executive offices of NFS is 8310 S. Valley Highway, 3rd Floor, Englewood, CO 80112.

Item 2.    Identity and Background.

     (a) This statement on Schedule 13D/A is being filed on behalf of John R. McKowen.

     (b) Mr. McKowen's business address is 8310 S. Valley Highway, 3rd Floor, Englewood, CO 80112.

     (c) JOHN R. MCKOWEN. Mr. McKowen has served as the Chief Executive Officer since September 2004, as a director for the Company since December 2002 and as Chairman of the Board since June 2005. Mr. McKowen also served as President of the Company from September 2004 to June 2005 and as President and Chief Executive Officer of Navidec, Inc. from August 2003 to September 2004 and served as a director of Navidec, Inc., now BPZ, from December 2002 to May 2005. He was the President of the Company from November 2002 through July 2003. Mr. McKowen was hired by Navidec, Inc. as a financial consultant in 1996 and was instrumental in the private, public and secondary financing of Navidec, Inc.. He served as a financial consultant to Navidec, Inc. until March 1999. Mr. McKowen began his career in the financial services industry 1978. In 1984 Mr. McKowen began working as an independent consultant and has worked in that capacity for the last twenty two years. Mr. McKowen received a B.A. in economics from Metropolitan State College.

     (d) Mr. McKowen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Mr. McKowen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. McKowen is a citizen of the United States of America.

Item 3.    Source and Amount of Funds or Other Consideration.

     Personal Funds

Item 4. Purpose of Transaction


     This amendmment updates transactions, corrected hereby, in which Mr. McKowen acquired 49,124 shares through 8 open market purchases from October 11, 2007 through November 2, 2007.

                                                      --------------------------
                                                           Page 4  of 6    Pages
                                                      --------------------------


     Other than as set forth above, Mr. McKowen does not currently have any new plans or proposals, either individually or collectively with another person, which relates to or would result in:

     (a) The acquisition by any person of additional securities of NFS, or the disposition of securities of NFS, except that he holds options on 1,480,948 shares which he may exercise. Other persons hold a total of 2,175,562 options to purchase common shares;

     (b)  An   extraordinary   corporate   transaction,   such   as  a   merger,
reorganization or liquidation, involving NFS or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of NFS or any of its subsidiaries;

     (d) Any change in the present board of directors or management of NFS, including any plans or proposals to change the number of term or directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of NFS;

     (f) Any other material change in NFS' business or corporate structure;

     (g) Changes in NFS' charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of NFS by any person;

     (h) Causing a class of securities of NFS to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer system of a registered national securities association;

     (i) A class of equity securities of NFS becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     (j) Any action similar to any of those enumerated above.

                                                      --------------------------
                                                          Page 5  of  6    Pages
                                                      --------------------------
Item 5.    Interest in Securities of the Issuer.

     The percentages of outstanding shares of NFS common stock reported below are based on the statement that as of September 29, 2007 there were 7,983,445 shares of NFS common stock outstanding.

     (a) Mr. McKowen beneficially owns or may be deemed to beneficially own shares of NFS common stock as follows:



                               No. of Shares          % of Class
                               -------------          ----------
             Common shares       1,476,181                  18.4%
             Options             1,480,948
                              -------------        -------------
                                                    37.4%   (if all options held
                                                            by reporting person
                                                            are exercised and
                                                            the shares are
                                                            issued)



     (b) For information regarding the number of shares of NFS common stock as to which Mr. McKowen holds or shares or may be deemed to hold, reference is made to items (7) - (12) of the cover page for this statement on Schedule 13D.


     (c) Other than the purchases as set forth herein, there have been no other transactions in shares of NFS common stock effected by Mr. McKowen during the past 60 days, except for those purchases reflected in prior amendments to Schedule 13d, as filed, specifically, amendments 2-6, inclusive.


     (d) No person other than Mr. McKowen has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of NFS common stock reported as being beneficially owned (or which may be deemed to be beneficially owned) by Mr. McKowen.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Mr. McKowen has no contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to the securities of NFS, other than as described in this statement on Schedule 13D/A.

                                                      --------------------------
                                                           Page 6  of 6    Pages
                                                      --------------------------

Item 7.    Material to be Filed as Exhibits.

           None.



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 5, 2007


/s/ John R. McKowen
-------------------------------
     John R. McKowen